Exhibit 99.1

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5 PLACE DE LA GARE,
L-1616, LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
February 17, 2023
Dear Shareholders,
Dear Holders of Beneficiary Certificates,
You are cordially invited to attend the 2023 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) of Spotify Technology S.A. (the “Company”) to be held at 4:00 p.m. Luxembourg time on March 29, 2023 at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg. Immediately following the conclusion of the Annual General Meeting, the Company will hold an extraordinary general meeting in front of a Luxembourg notary for the purposes of approving a renewal of the authorized share capital of the Company (the “Extraordinary General Meeting” and, together with the Annual General Meeting, the “Meetings”). Information concerning the matters to be considered and voted upon at the Meetings is set out in the attached Convening Notice and Proxy Statement.
The Board of Directors of the Company has fixed the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. EST) on February 3, 2023 as the record date for the Meetings (the “Record Date”), and only holders of record of ordinary shares and beneficiary certificates at such time shall be admitted to and vote at the Meetings or any adjournment or postponement thereof. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Meetings cannot attend the Meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.
If you are unable to attend the Meetings or you wish to be represented, please authorize a proxy to vote your ordinary shares and/or beneficiary certificates in accordance with the instructions you received. This will not prevent you from voting your ordinary shares and/or beneficiary certificates in person if you subsequently choose to attend the Meetings.
Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge), no later than 5:00 p.m. Luxembourg time, 12:00 p.m. EDT, on March 24, 2023 in order for such votes to be taken into account.
On behalf of the Board of Directors, we thank you for your continued support.
Sincerely,

Daniel Ek Chairman

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5 PLACE DE LA GARE,
L-1616, LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
Convening Notice to
the Annual General Meeting of Shareholders and Holders of Beneficiary Certificates
to be held on March 29, 2023 at 4:00 p.m. Luxembourg time
at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg
immediately followed by the Extraordinary General Meeting of Shareholders and
Holders of Beneficiary Certificates
February 17, 2023
Dear Shareholders,
Dear Holders of Beneficiary Certificates,
The Board of Directors of Spotify Technology S.A. (the “Company”) is pleased to invite you to attend the 2023 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”), to be held on March 29, 2023 at 4:00 p.m. Luxembourg time at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg.
Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an extraordinary general meeting of shareholders in front of a Luxembourg notary at the same location (the “Extraordinary General Meeting” and, together with the Annual General Meeting, the “Meetings”).
The agendas of the Meetings are as follows:
Agenda of the 2023 Annual General Meeting
1.	Approve the Company’s annual accounts for the financial year ended December 31, 2022 and the Company’s consolidated financial statements for the financial year ended December 31, 2022.
2.	Approve the allocation of the Company's annual results for the financial year ended December 31, 2022.
3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2022.
4.	Appoint the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2023.
•	Mr. Daniel Ek (A Director);
•	Mr. Martin Lorentzon (A Director);
•	Mr. Shishir Samir Mehrotra (A Director);
•	Mr. Christopher Marshall (B Director);
•	Mr. Barry McCarthy (B Director);
•	Ms. Heidi O’Neill (B Director);
•	Mr. Ted Sarandos (B Director);
•	Mr. Thomas Owen Staggs (B Director);
•	Ms. Mona Sutphen (B Director); and
•	Ms. Padmasree Warrior (B Director).
i

5.	Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2023.
6.	Approve the directors’ remuneration for the year 2023.
7.
Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

Agenda of the 2023 Extraordinary General Meeting
1.
Acknowledge a report of the Board on the waiver of the preferential subscription right of the shareholders in the framework of an authorized capital and to renew the authorized capital of the Company and to authorize and empower the Board, during a period ending five (5) years from the date of this extraordinary general meeting, to: (i) realize any increase of the corporate capital, by up to one hundred twenty-eight thousand eight hundred fifty-eight point five six eight one two five euro (EUR 128,858.568125) divided into two hundred and six million one hundred seventy-three thousand seven hundred and nine (206,173,709) shares having a nominal value of zero point zero zero zero six two five euro (EUR 0.000625) each, in one or several successive tranches, by the issue of new shares, with or without share premium, in consideration for a payment in cash or in kind (a) following the exercise of subscription rights, (b) following the exercise of conversion rights granted by the Board under the terms of warrants (which may be separate or attached to shares, notes or similar instruments), convertible notes or similar instruments issued from time to time by the Company, (c) by conversion of claims, and/or (d) in any other manner; (ii) determine the place and date of the issue, the issue price, the terms and conditions of the subscription and the payment of the newly issued shares; and (iii) withdraw or restrict the preferential subscription right of the shareholders and to approve the amendment of articles 5.2 and 5.3 of the articles of association of the Company in order to reflect the foregoing.

The Meetings shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915, as amended (the “Luxembourg Company Law”), and our Articles of Association.
Each of the items to be voted on during the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of shareholders and/or holders of beneficiary certificates present or represented at the Annual General Meeting.
In accordance with article 28 of the Company’s articles of association and article 450-3 (2) of the Luxembourg Company Law, the item to be voted on during the Extraordinary General Meeting shall be adopted by a majority of at least two thirds (2/3) of the votes validly cast at the Extraordinary General Meeting at which a quorum of more than half (1/2) of the Company’s share capital must be present or represented.
Any shareholder who holds one or more ordinary shares(s) of the Company or any holder of one or more beneficiary certificate(s) of the Company at the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. EST) on February 3, 2023 (the “Record Date”) will be admitted to the Meetings and may vote at the Meetings, as applicable, in person or by proxy. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Meetings cannot attend the Meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.
Please consult the Proxy Statement enclosed herewith as to the procedures for attending the Meetings or being represented by way of proxy. The Proxy Statement and copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2022, together with the reports of the Board of Directors and the auditors, are available at both investors.spotify.com and www.proxyvote.com. You will have the ability to receive, on demand, a copy of the report of the Board of Directors prepared in accordance with article 420-26(5) of the Luxembourg Company Law (the “Report”). These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.
Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge), no later than 5:00 p.m. Luxembourg time, 12:00 p.m. EDT, on March 24, 2023 in order for such votes to be taken into account.
Sincerely,
Daniel Ek
Chairman
on behalf of the Board of Directors
ii

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 5 PLACE DE LA GARE,
L-1616, LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
SPOTIFY TECHNOLOGY S.A.
PROXY STATEMENT
ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS AND HOLDERS OF BENEFICIARY CERTIFICATES
TO BE HELD ON MARCH 29, 2023
GENERAL INFORMATION
This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Spotify Technology S.A. (the “Company,” “we,” “our” or “us”) for use at the (i) 2023 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) to be held on March 29, 2023 (4:00 p.m. Luxembourg time, 10:00 a.m. EDT) at Arendt House, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg and (ii) the extraordinary general meeting of shareholders and holders of beneficiary certificates in front of a Luxembourg notary to be held immediately thereafter (the “Extraordinary General Meeting” and, together with the Annual General Meeting, the “Meetings”) and any adjournment or postponement thereof. This Proxy Statement is available at both investors.spotify.com and www.proxyvote.com, together with the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2022, the reports of the auditors, and our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report on Form 20-F”). The Report is available on demand. This Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their ordinary shares held through a bank, brokerage firm or other record owner) and registered shareholders and holders of beneficiary certificates as of the Record Date (as defined below) through the delivery methods described below.
This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with a reply envelope, are hereinafter referred to as the “Proxy Materials.”
Foreign Private Issuer
We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.
How May the Proxy Materials Be Accessed?
(a) Street name holders
We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are sending a notice regarding internet availability of Proxy Materials to our street name holders of record as of 10:00 p.m. Luxembourg time, 4:00 p.m. EST, on February 3, 2023 (the “Record Date”). You may receive a copy of the Report on demand. You will have the ability to access the Proxy Materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2022, the reports of the auditors, and our Annual Report on Form 20-F on the website referred to in the notice, or street name holders may request to receive a printed set of the Proxy Materials. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials and to exercise the voting rights attendant to their ordinary shares at the Meetings.
(b) Registered shareholders and holders of beneficiary certificates
We intend to mail the notice on or about February 17, 2023 to all registered shareholders of our ordinary shares and to all holders of beneficiary certificates as of the Record Date. On that same date, we will also mail a printed copy of this Proxy Statement, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2022, the reports of the auditors, and our Annual Report on Form 20-F to shareholders who had previously requested printed copies. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.
Who May Vote?
Only registered shareholders, street name holders of our ordinary shares and holders of beneficiary certificates as of the Record Date will be entitled to attend the Meetings and to vote at the Meetings. On the Record Date, (i) 193,418,249 ordinary shares were issued and outstanding and (ii) 349,876,040 beneficiary certificates were issued and outstanding.
Each ordinary share and each beneficiary certificate are entitled to one vote at the Meetings.
What Constitutes a Quorum?
I.
For the Annual General Meeting, the approval of the resolutions linked to the agenda items shall not require any quorum and shall be adopted at a simple majority of the votes validly cast regardless of the portion of capital represented, it being specified that abstentions and nil votes shall not be taken into account.

II.
For the Extraordinary General Meeting, as stated in article 28 of the articles of association of the Company and article 450-3 (2) of the Luxembourg Company Law, the resolution linked to the sole agenda item shall be adopted by a majority of at least two thirds (2/3) of the votes validly cast at the Extraordinary General Meeting at which a quorum of more than half (1/2) of the Company’s share capital must be present or represented.

What Are Broker Non-Votes and Abstentions?
Broker non-votes occur when a broker holding ordinary shares in street name for a beneficial owner submits a proxy that votes the shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the ordinary shares and is unable to vote the ordinary shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder or holder of beneficiary certificates withholds such shareholder’s vote or holder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.
Your broker will NOT be able to vote your ordinary shares with respect to any of the proposals or other matters considered at the Meetings, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.
With respect to all of the proposals or other matters considered at the Meetings, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.
Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.
What Is the Process for Voting and Revocation of Proxies?
If you are a registered shareholder or holder of beneficiary certificates as of the Record Date, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Meetings in-person and vote at the Meetings.

If your ordinary shares are held in “street name,” you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of the bank, brokerage firm or other record owner in order for your ordinary shares to be voted.
The Company will retain an independent tabulator to receive and tabulate the proxies.
If you submit a proxy and direct how your ordinary shares and/or beneficiary certificates will be voted, the individuals named as proxies will vote your ordinary shares and/or beneficiary certificates in the manner you indicate. If you submit a proxy but do not direct how your ordinary shares and/or beneficiary certificates will be voted, the individuals named as proxies will vote your ordinary shares and/or beneficiary certificates “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.
It is not expected that any other matters will be brought before the Meetings. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.
A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Meetings by:
•	attending the Meetings and voting in person;
•	delivering a written notice dated on or before March 24, 2023, at 5:00 p.m. Luxembourg time, 12:00 p.m. EDT at the address given below, stating that the proxy is revoked; or
•	signing and delivering a subsequently dated proxy card prior to the vote at the Meetings.
If you are a registered shareholder and/or holder of beneficiary certificates, you may request a new proxy card by contacting our Investor Relations department by e-mail at ir@spotify.com.
You should send any written notice or new proxy card to Spotify Technology S.A., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.
Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Meetings. Your last voting instructions, prior to or at the Meetings, are the voting instructions that will be taken into account.
Who May Attend the Meetings?
Only holders of our ordinary shares and/or our beneficiary certificates as of the Record Date or their legal proxy holders may attend the Meetings. All holders of our ordinary shares and/or our beneficiary certificates planning to attend the Meetings in person must contact our Investor Relations department at ir@spotify.com by March 24, 2023 to reserve a seat. For admission, shareholders and/or holders of beneficiary certificates should come to the Meetings check-in area no less than 15 minutes before the relevant Meeting is scheduled to begin.
(a) Registered shareholders and holders of beneficiary certificates
To be admitted to the relevant Meetings, you will need a form of photo identification. You will be admitted to the Meetings only if we are able to verify your status as an ordinary shareholder or a holder of beneficiary certificates by checking your name against the list of registered shareholders or holders of beneficiary certificates on the Record Date.
(b) Street name holders
To be admitted to the Meetings, you will need a form of photo identification, and you must also bring valid proof of ownership of your ordinary shares on the Record Date. In order to vote at the Meetings you must bring a valid legal proxy from the holder of record.
If you hold your ordinary shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meetings.
Registration will begin at 3:30 p.m. Luxembourg time and the Annual General Meeting will begin at 4:00 p.m. Luxembourg time. The Extraordinary General Meeting will begin immediately following the conclusion of the Annual General Meeting.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meetings.
What Is the Process for the Solicitation of Proxies?
We will pay the cost of soliciting proxies for the Meetings. We may solicit by mail, telephone, personal contact and electronic means, and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice and, if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders and holders of beneficiary certificates are encouraged to return their proxies promptly.

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

AGENDA ITEM NO. 1:

Approve the Company’s annual accounts for the financial year ended December 31, 2022 and the
Company’s consolidated financial statements for the financial year ended December 31, 2022
At the Annual General Meeting, shareholders and holders of beneficiary certificates will be presented with the report on any conflicts of interest having taken place since the last annual general meeting of the shareholders of the Company and the management reports on the Company’s consolidated financial statements and the Company’s annual accounts, as well as the reports of the auditors (réviseur d’entreprises agréé) on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2022. Following these presentations, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: After having reviewed the reports of the Board of Directors of the Company and the reports of the auditors (réviseur d’entreprises agréé) on the Company’s consolidated financial statements and the Company’s annual accounts for the financial year ended December 31, 2022, the Annual General Meeting RESOLVES to approve the annual accounts for the year ended December 31, 2022 and further RESOLVES to approve the consolidated financial statements for the year ended December 31, 2022.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2022.
AGENDA ITEM NO. 2:

Approve the allocation of the Company’s annual results for the financial year ended December 31, 2022
At the Annual General Meeting, management will report that the Company’s operations resulted in a loss of EUR 111,515,960 for the financial year ended December 31, 2022, based on the Company’s annual accounts for the financial year ended December 31, 2022. At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting RESOLVES to allocate the loss of the financial year ended December 31, 2022 in the amount of one hundred eleven million five hundred fifteen thousand and nine hundred sixty Euros (EUR (111,515,960)) as follows:
Result of the financial year:	EUR (111,515,960)

Result to be carried forward to the following financial year:	EUR (111,515,960)
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of allocation of the Company’s annual results.

AGENDA ITEM NO. 3:

Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2022
Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the liability of members of the Board of Directors with respect to the performance of their duties during the completed financial year. At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution with respect to the discharge of the liability of members of the Board of Directors who served during the year ended December 31, 2022:
Proposed resolution: The Annual General Meeting RESOLVES to grant discharge (quitus) of liability to the members of the Board of Directors who were in office during the financial year ended December 31, 2022 for the proper performance of their duties.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of discharge of the liability of the members of the Board of Directors.
AGENDA ITEM NO. 4:

Appoint the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2023:
•	Mr. Daniel Ek (A Director);
•	Mr. Martin Lorentzon (A Director);
•	Mr. Shishir Samir Mehrotra (A Director);
•	Mr. Christopher Marshall (B Director);
•	Mr. Barry McCarthy (B Director);
•	Ms. Heidi O’Neill (B Director);
•	Mr. Ted Sarandos (B Director);
•	Mr. Thomas Owen Staggs (B Director);
•	Ms. Mona Sutphen (B Director); and
•	Ms. Padmasree Warrior (B Director).
Our Board of Directors currently consists of eleven (11) directors. Our Articles of Association provide that our Board of Directors shall always be composed of at least three (3) directors. Our Board of Directors has recommended the re-election of each of the directors named above. Pursuant to our Articles of Association, our directors are appointed by the Annual General Meeting that will determine the duration of their mandate, which may not exceed six years. In this context, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution with respect to the appointment of the members of the Board of Directors for the current financial year:
Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint Mr. Daniel Ek, Mr. Martin Lorentzon and Mr. Shishir Mehrotra as A directors of the Company and Mr. Christopher Marshall, Mr. Barry McCarthy, Ms. Heidi O’Neill, Mr. Ted Sarandos, Mr. Thomas Staggs, Ms. Mona Sutphen and Ms. Padmasree Warrior as B directors of the Company for a term ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2023.
The business address of each director is Regeringsgatan 19, 111 53 Stockholm, Sweden. The following is a brief biography of each of the proposed directors:

Daniel Ek is our founder, Chief Executive Officer, and Chairman of our Board of Directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our Board of Directors since July 21, 2008, and his term will expire on the date of the Annual General Meeting. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens. In 2021, he co-founded Prima Materia, a European investment company.
Martin Lorentzon is our co-founder and a member of our Board of Directors. He has been a member of our Board of Directors since July 21, 2008, and his term will expire on the date of the Annual General Meeting. Mr. Lorentzon previously served as Chairman of our Board of Directors from 2008 to 2016. In addition to his role on our Board of Directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.
Shishir Samir Mehrotra is a member of our Board of Directors. He has been a member of our Board of Directors since June 13, 2017, and his term will expire on the date of the Annual General Meeting. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Christopher (Woody) Marshall is a member of our Board of Directors. He has been a member of our Board of Directors since June 16, 2015, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. Marshall currently serves on the boards of directors of Payoneer Global, Inc. and Nerdy, Inc., as well as a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Barry McCarthy is a member of our Board of Directors. He has been a member of our Board of Directors since January 8, 2020, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. McCarthy serves as the President and CEO and a member of the board of directors of Peloton Interactive Inc. and as a member of the board of directors of Instacart. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, Chegg from 2010 to 2015 (Chairman of the audit committee), and MSD Acquisition Corp. from March 2021 to February 2022 (Chairman of the audit committee). Since 2011, Mr. McCarthy also has served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Heidi O’Neill is a member of our Board of Directors. She has been a member of our Board of Directors since December 5, 2017, and her term will expire on the date of the Annual General Meeting. Ms. O’Neill previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Consumer and Marketplace, a division of Nike, Inc.
Ted Sarandos is a member of our Board of Directors. He has been a member of our Board of Directors since September 13, 2016, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. Sarandos serves on the board of directors of Netflix, as well as the Film Advisory Board of Directors for Tribeca Film Festival, the board of directors of American Cinematheque, and the advisory board of

Film Independent. Mr. Sarandos is also an American Film Institute trustee, an Executive Committee Member of the Academy of Television Arts & Sciences, a Henry Crown Fellow at the Aspen Institute, and serves on the board of directors of Exploring the Arts. He also serves as the co-CEO of Netflix and has been responsible for all content operations at Netflix since 2000.
Thomas Owen Staggs is a member of our Board of Directors. He has been a member of our Board of Directors since June 13, 2017, and his term will expire on the date of the Annual General Meeting. In addition to his role on our board of directors, Mr. Staggs serves as the co-Chairman and co-CEO of Candle Media LLC, Chairman of the advisory board of Bertsch Industries, GmbH, co-CEO and co-Chairperson of the board of directors of Forest Road Acquisition Corp. II, Chairman of PureForm Global Inc., and as a partner of Smash Capital Advisors LP. He also serves on the board of advisors of the University of Minnesota Carlson School of Management. Mr. Staggs previously served in various roles at The Walt Disney Company, including as Chief Financial Officer, Chairman of Disney Parks and Resorts Worldwide, Chief Operating Officer, and Special Advisor to the Chief Executive Officer. He also was previously a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.
Mona Sutphen is a member of our Board of Directors. She has been a member of our Board of Directors since April 21, 2021, and her term will expire on the date of the Annual General Meeting. She is currently a partner at The Vistria Group, a Chicago-based private equity firm, and is a venture advisor and co-founder of several technology start-ups. Previously, she was a partner at Macro Advisory Partners (“MAP”), where she led the firm’s U.S. practice advising Fortune 100 clients on emerging risks and opportunities across a range of sectors, including technology platform regulation, market entry strategies, and political dynamics and regulatory risks. Prior to joining MAP, Ms. Sutphen was a managing director at UBS AG, where she developed new tools for political risk evaluation impacting capital markets. From 2009 to 2011, she served as White House Deputy Chief of Staff for Policy for President Barack Obama, advancing the administration’s policy and regulatory agenda. She also served on the President’s Intelligence Advisory Board. Ms. Sutphen is a trustee of Putnam Mutual Funds and was an independent director for Pattern Energy from 2018 to 2020. She is a member of the Council on Foreign Relations, serves on the Boards of the International Rescue Committee and Human Rights First, and is a trustee of Mount Holyoke College. Ms. Sutphen has a Bachelor of Arts from Mount Holyoke College and a Master of Science from London School of Economics.
Padmasree Warrior is a member of our Board of Directors. She has been a member of our Board of Directors since June 13, 2017, and her term will expire on the date of the Annual General Meeting. In addition to her role on our Board of Directors, Ms. Warrior serves on the board of directors of Microsoft. In addition, Ms. Warrior was a member of the board of directors of The Gap, Inc. from 2013 to 2016 and a member of the board of directors of Box, Inc. from 2014 to 2016. From 2008 to 2015, she worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group, where she serves as President and Chief Executive Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.
Vote Required and Recommendation of Board of Directors
The re-election of each nominee for the Board of Directors requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the re-election of each of the A directors and B directors named above to terms that run until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2023.

AGENDA ITEM NO. 5:

Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on
December 31, 2023.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint Ernst & Young S.A. (Luxembourg) as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2023.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the appointment of Ernst & Young S.A. (Luxembourg) as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2023.
AGENDA ITEM NO. 6:

Approve the directors’ remuneration for the year 2023.
We currently provide our non-employee directors with remuneration for their service on the Board of Directors and any committees of the Board. For more information regarding our non-employee director compensation, please see “Non-Employee Director Compensation” in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2022.
The Board of Directors recommends the approval of (i) the remuneration plan for 2023 under the form of cash bonuses, warrants, stock options, restricted stock units (“RSUs”) or under any other form as may be determined subsequently (the “Board Remuneration Plan”) consisting of the grant value and other terms set forth in (ii)-(iv), (ii) the continued use of the incentive mix, under which each director will have the opportunity to elect the form of compensation they will be granted among stock options, RSUs or cash (the “Incentive Mix”), for the Board Remuneration Plan, (iii) the grants in a value of US$340,000 to each member of the Board of Directors under the Board Remuneration Plan, excluding the CEO, Daniel Ek, as compensation for their services as members of the Board of Directors during 2023, and (iv) the compensation in line with the Incentive Mix to the chair of the Audit Committee in the amount of US$30,000.
We refer to the arrangements described above as the “Remuneration Arrangements”. The shareholders and holders of beneficiary certificates previously approved the allocation of 280,000 ordinary shares for issuance to members of the Board of Directors as compensation for 2022-2026.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to approve the Remuneration Arrangements (as this term is defined in the proxy statement with respect to the Annual General Meeting) with respect to the directors of the Company for the year 2023.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of the Remuneration Arrangements with respect to the directors of the Company for 2023.

AGENDA ITEM NO. 7:

Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the delegation of powers to Mr. Guy Harles and Mr. Alexandre Gobert.

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

AGENDA ITEM NO. 1:

Acknowledge a report of the Board on the waiver of the preferential subscription right of the shareholders in the framework of an authorized capital and to renew the authorized capital of the Company and to authorize and empower the Board, during a period ending five (5) years from the date of this extraordinary general meeting, to: (i) realize any increase of the corporate capital, by up to one hundred twenty-eight thousand eight hundred fifty-eight point five six eight one two five euro (EUR 128,858.568125) divided into two hundred and six million one hundred seventy-three thousand seven hundred and nine (206,173,709) shares having a nominal value of zero point zero zero zero six two five euro (EUR 0.000625) each, in one or several successive tranches, by the issue of new shares, with or without share premium, in consideration for a payment in cash or in kind (a) following the exercise of subscription rights, (b) following the exercise of conversion rights granted by the Board under the terms of warrants (which may be separate or attached to shares, notes or similar instruments), convertible notes or similar instruments issued from time to time by the Company, (c) by conversion of claims, and/or (d) in any other manner; (ii) determine the place and date of the issue, the issue price, the terms and conditions of the subscription and the payment of the newly issued shares; and (iii) withdraw or restrict the preferential subscription right of the shareholders and to approve the amendment of articles 5.2 and 5.3 of the articles of association of the Company in order to reflect the foregoing.
At the Extraordinary General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Extraordinary General Meeting hereby RESOLVES to acknowledge a report of the Board on the waiver of the preferential subscription right of the shareholders in the framework of an authorized capital and to renew the authorized capital of the Company and to authorize and empower the Board, during a period ending five (5) years from the date of this extraordinary general meeting, to: (i) realize any increase of the corporate capital, by up to one hundred twenty-eight thousand eight hundred fifty-eight point five six eight one two five euro (EUR 128,858.568125) divided into two hundred and six million one hundred seventy-three thousand seven hundred and nine (206,173,709) shares having a nominal value of zero point zero zero zero six two five euro (EUR 0.000625) each, in one or several successive tranches, by the issue of new shares, with or without share premium, in consideration for a payment in cash or in kind (a) following the exercise of subscription rights, (b) following the exercise of conversion rights granted by the Board under the terms of warrants (which may be separate or attached to shares, notes or similar instruments), convertible notes or similar instruments issued from time to time by the Company, (c) by conversion of claims, and/or (d) in any other manner; (ii) determine the place and date of the issue, the issue price, the terms and conditions of the subscription and the payment of the newly issued shares; and (iii) withdraw or restrict the preferential subscription right of the shareholders and to approve the amendment of articles 5.2 and 5.3 of the articles of association of the Company as follows:
“5.2. The company’s authorized share capital, excluding the corporate subscribed share capital, is fixed at one hundred twenty-eight thousand eight hundred fifty-eight point five six eight one two five euro (EUR 128,858.568125) divided into two hundred and six million one hundred seventy-three thousand seven hundred and nine (206,173,709) shares with a nominal value of zero point zero zero zero six two five euro (EUR 0.000625) each.
5.3. The Board of Directors is authorized to sub-delegate to one of the Company’s Directors or officer of the Company or to any other duly authorized person, during a period ending five (5) years from the date of the extraordinary general meeting of shareholders held on March 29, 2023, (i) to realise any increase of the corporate capital within the limits of the authorized capital in one or several successive tranches, by the issue of new ordinary shares, with or without share premium, in consideration for a payment in cash or in kind (a) following the exercise of subscription rights and/or (b) following the exercise of conversion rights granted by the Board of Directors under the terms of warrants (which may be separate or attached to ordinary shares, notes or similar instruments), convertible notes or similar instruments issued from time to time by the Company, (c) by conversion of claims or (d) in any other manner; (ii) to determine the place and date of the issue, the issue price, the terms and conditions of the subscription and the payment of the newly issued ordinary shares; and (iii) to withdraw or restrict the preferential subscription right of the shareholders.”

Vote Required and Recommendation of Board of Directors
In accordance with article 28 of the Company’s articles of association and article 450-3 (2) of the Luxembourg Company Law, approval of the proposed resolution shall be adopted by a majority of at least two thirds (2/3) of the votes validly cast at the Extraordinary General Meeting at which a quorum of more than half (1/2) of the Company’s share capital must be present or represented.
Our Board of Directors recommends a vote “FOR” the proposed resolution to authorize the Board to issue new shares under the authorized share capital, and in this context, to withdraw or restrict the preferential subscription right of the shareholders.

CORPORATE GOVERNANCE
Our Board of Directors currently consists of eleven directors and is composed of Class A and Class B directors. Our Articles of Association provide that the Board of Directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders, but not exceeding six years, or until his or her successor has been appointed. A member of the Board of Directors may be removed at any time, with or without cause, by a resolution of the general meeting of the shareholders.
Our Board of Directors has established a People Experience & Compensation Committee (the “P&C Committee”). Our P&C Committee consists of Mr. Marshall, Mr. Lorentzon, and Mr. Mehrotra. Mr. Marshall is the chair of our P&C Committee. The responsibilities of our P&C Committee include:
•	reviewing and making recommendations to our Board of Directors related to our incentive-compensation plans and equity-based plans;
•	establishing and reviewing the overall compensation philosophy of the Company;
•	overseeing matters relating to the attraction, engagement, development, and retention of directors and employees, including executive officers;
•	reviewing and approving total compensation for our Chief Executive Officer and other executive officers;
•	reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;
•	selecting and retaining a compensation consultant;
•	monitoring our diversity, inclusion, and belonging strategy; and
•	such other matters that are specifically delegated to the P&C Committee by our Board of Directors from time to time.
Our Board of Directors has established an Audit Committee that consists of Mr. Staggs, Mr. Marshall, Ms. Sutphen and Ms. Warrior. Mr. Staggs is the chair of our Audit Committee. All Audit Committee members satisfy the “independence” requirements set forth under the rules of the New York Stock Exchange and in Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee include:
•	appointing and replacing our independent registered public accounting firm, subject to shareholder approval;
•	retaining, compensating, evaluating, and overseeing the work of our independent registered public accounting firm;
•
reviewing with our independent registered public accounting firm any difficulties or material audit issues and the Company’s response to any management letters provided by the independent registered public accounting firm;

•	discussing the annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;
•	reviewing and evaluating the Company’s enterprise risk management, including the Company’s data protection and cybersecurity programs;
•	monitoring proposed changes in laws, rules, and regulations, and reviewing the Company’s material corporate policies and regulatory strategy;
•	monitoring our climate strategy; and
•	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

SHAREHOLDER COMMUNICATIONS
Shareholders, holders of beneficiary certificates and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, or the chair of any committee of the Board of Directors by writing to them at the following address:
Spotify Technology S.A.
5 Place de la Gare,
L-1616, Luxembourg, Grand Duchy of Luxembourg
Attn: General Counsel
Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the General Counsel and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.
PROPOSALS OF SHAREHOLDERS
Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the Meetings must comply with the requirements of the Luxembourg Company Law. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.
WHERE YOU CAN FIND MORE INFORMATION
The Company files annual and special reports and other information with the Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public on the SEC’s internet website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at investors.spotify.com. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting and Extraordinary General Meeting to be held on March 29, 2023
Information is now available regarding the Meetings at both investors.spotify.com and www.proxyvote.com.
YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.
With respect to all of the proposals and matters considered at the Meetings, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.
If you wish to attend the Meetings in person, you must reserve your seat by March 24, 2023 by contacting our Investor Relations department at ir@spotify.com. Additional details regarding requirements for admission to the Meetings are described in the Proxy Statement under the heading “Who May Attend Meetings?”
If you are a holder of record of our ordinary shares or of our beneficiary certificates as of the Record Date, you will be admitted to the Meetings upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Meetings upon presenting a form of photo identification and proof of share ownership as of the Record Date. In order to vote at the Meetings, you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of February 3, 2023 at 10:00 p.m. Luxembourg time, 4:00 p.m. EST or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for purposes of admission to the Meetings. If you are a holder of ordinary shares and/or beneficiary certificates, you will be entitled to vote at the Meetings or any adjournment or postponement thereof.
Regardless of whether or not you plan to attend the Meetings, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Meetings. Any shareholder that decides to attend the Meetings in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares and/or beneficiary certificates at the Meetings as further described in the Proxy Statement under the heading “What Is the Process for Voting and Revocation of Proxies?”
Luxembourg
February 17, 2023